EXHIBIT 12

F.N.B. Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Dollars in thousands

Year Ended December 31	2011	2010	2009	2008	2007
Earnings:
Income before income taxes	$119,051	$102,536	$50,380	$42,832	$98,139
Fixed charges, excluding interest on deposits	23,402	26,285	41,560	48,312	51,510
Less: Preferred stock dividends	—	—	(4,085)	—	—

Subtotal	142,453	128,821	87,855	91,144	149,649
Interest on deposits	53,535	64,524	85,699	111,568	124,276

Total	$195,988	$193,345	$173,554	$202,712	$273,925

Fixed charges:
Interest on borrowed funds	$21,082	$24,207	$35,480	$46,421	$49,777
Interest component of rental expense	2,320	2,078	1,995	1,891	1,733
Preferred stock dividends	—	—	4,085	—	—

Subtotal	23,402	26,285	41,560	48,312	51,510
Interest on deposits	53,535	64,524	85,699	111,568	124,276

Total	$76,937	$90,809	$127,269	$159,880	$175,786

Ratio of earnings to fixed charges:
Excluding interest on deposits	6.09x	4.90x	2.24x	1.89x	2.91x
Including interest on deposits	2.55x	2.13x	1.38x	1.27x	1.56x
Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	6.09x	4.90x	2.11x	1.89x	2.91x
Including interest on deposits	2.55x	2.13x	1.36x	1.27x	1.56x